BUSINESS CORPORATIONS ACT
FORM 4

CERTIFICATE OF DISCONTINUANCE

INTERNATIONAL ROYALTY CORPORATION

I hereby certify that the above-mentioned corporation was discontinued under section 191 of the Business Corporations Act and continued as specified in the attached notice under the laws of another jurisdiction.

Corporate Access Number: 30099

M. Richard Roberts
Date of Discontinuance: 2004-12-15

Registrar of Corporations

YUKON
BUSINESS CORPORATIONS ACT
(Section 191)

FORM 4-01
NOTICE OF DISCONTINUANCE

1.	Name of Corporation: INTERNATIONAL ROYALTY CORPORATION
2.	Jurisdiction where Corporation to be continued: Canada
3.	Date shareholders approved continuance by special resolution:
4.	Did any shareholder dissent to proposed continuance? No
5.	Have creditors been informed that the Corporation is being continued to another jurisdiction? N/A
6.	There are no actions, suits or proceedings pending against the Corporation, nor any unsatisfied judgments or orders outstanding against the Corporation, except as follows: None
7.	The Corporation has not made a distribution of its securities to the public within the meaning of subsection 3(2) of the Yukon Business Corporations Act.
8.

The Corporation believes that the laws of Canada permit a Yukon corporation to apply to that jurisdiction for continuance and the laws are of similar effect to subsection 191(9) of the Yukon Business Corporations Act.

9.	Date: Signature: Title: